March 22, 2013

Lyn Shenk

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:	Cal-Maine Foods, Inc.
Form 10-K for Fiscal Year Ended June 2, 2012
Filed on August 6, 2012
Form 10-Q for Fiscal Quarter Ended December 1, 2012
Filed on January 8, 2013
File No. 000-04892

Dear Mr. Shenk:

This letter serves as the response of Cal-Maine Foods, Inc. (the “Company”) to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated March 13, 2013. The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K: For the fiscal year ended June 2, 2012

General

1.	In future filings, please confirm that you will reconcile disclosure related to the percentage of eggs produced by you as compared to the percentage purchased from outside producers. For example, your disclosure on page 5 indicates that company- owned facilities accounted for approximately 92% of your total fiscal 2012 egg production, while your disclosure on pages 9 and 19 state that you produce approximately 75% of the total number of shell eggs sold by you and purchase the remaining from outside producers.

Response:

In future filings, we will add language to clarify the percentage of eggs produced by us as compared to the eggs purchased from outside producers. In fiscal 2012, we produced 75% of the eggs sold. Of our total eggs produced, 92% were produced in company-owned facilities, with the remainder being produced by contract producers. We explained production arrangements with contract producers on page 5 of the June 2, 2012 Form 10-K under the sub-heading Shell Eggs.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 29

2.	Please revise to discuss and analyze changes in your cash flows from operating activities. Your current presentation provides only the amount of cash flows provided by operating activities in each period. We refer you to the guidance in Section IV(B)(1) of Financial Reporting Release No. 72 (Release 33-8350). Please revise accordingly.

Response:

In future 10-K filings, we will add enhanced disclosure to discuss and analyze the changes in our cash flows from operating activities. For future 10-K filings, we will no longer simply provide the amount of cash flows from operations as presented on the statement of cash flows, but we will provide the enhanced disclosure in accord with the requirements of Financial Reporting Release No. 72 §IV(B)(1).

Item 7A – Commodity Price Risk, page 33

3.	We note that feed cost represents your largest element of farm egg production cost. You also have a risk factor stating that feed costs are volatile and changes in these costs can adversely impact results of operations and disclose herein that feed costs increased 19% year-over-year. In addition, we also note that feed cost per dozen produced has increased significantly in fiscal year 2012 and interim 2013 relative to their comparable prior year periods. As such, we believe that you should expand your discussion to provide sensitivity analysis disclosures as provided in Item 305(1)(ii)(A) of Regulation S- K for a selected hypothetical change in commodity prices for corn and soybean meal. Please revise accordingly.

Response:

In future 10-K filings, we will provide a tabular disclosure that satisfies the sensitivity analysis disclosure requirements as contained in Item 305(1)(ii)(A) of Regulation S- K. We have commodity price risk exposure for corn and soybean meal. The tabular disclosure of our sensitivity analysis will appear in future filings in the following manner:

Feed ingredient	Approximate change in feed ingredient cost	Approximate impact on feed costs per dozen	Approximate dollar impact on farm production cost current fiscal year
Corn	$____ change in the average market price per bushel	1¢ change in feed cost per dozen produced	To be provided in future filings
Soybean Meal	$____ change in the average market price per ton	1¢ change in feed cost per dozen produced	To be provided in future filings

Item 8. Financial Statements and Supplementary Data

Note 1 – Investment Securities, page 42

4.	In the accounting policy, you state that cost basis for realized gains and losses on available-for-sale securities is determined on a specification identification basis, while note 16 discloses that average cost is used. Please clarify and revise, as appropriate.

Response:

In future filings, we will correct this inconsistent wording to state that the cost basis for realized gains and losses is the specific identification basis.

Note 3 – Inventories, page 49

5.	From your inventories accounting policy in note 1 (page 44), we note that flock costs are amortized over the productive lives of the flocks, generally one to two years. It appears your table includes flock costs at its net carrying amount, including accumulated amortization. As this is an amortizable asset, please disclose the gross inventory carrying cost and accumulated amortization of this inventory component as of the end of each balance sheet date.

6.	Please also separately disclose the amount of amortized flock costs and flock mortality charges that have been expensed to cost of sales in each of the annual reporting periods.

Response [5 & 6]:

We will separately disclose the amortization of flock cost, and flock mortality in each annual reporting period to the extent it is material to the Company’s financial statements. Considering the relatively short amortization period of less than two years and the extent of disclosures we have made with respect to flock inventories, we do not believe the disclosure of gross cost and accumulated amortization of our flocks provides additional meaningful information to the financial statement users. Management does not find this information important in managing its operations and doesn’t accumulate this data from individual locations. We will add the following sentence to our inventory accounting policy note to address the omission of gross cost and accumulated amortization:

”The Company has not disclosed the gross cost and accumulated amortization with respect to its flock inventories since this information is not utilized by management in the operation of the Company.”

Form 10-Q for Fiscal Quarter Ended December 1, 2012

Note 2 – Acquisitions (Maxim Acquisition), page 9

7.	We are unclear how material this acquisition is on your results of operations, as you state that pro forma information was not available. Please completely and clearly provide us with your computation of the income test detailing this significance of this acquisition based on the guidance in Rule 1-2(w)(3) of Regulation S-X.

Response:

We have prepared the following table in accord with Rule 1-2(w) 3 of Regulation S-X.

	Cal-Maine Foods, Inc. For the year ended June 2, 2012	Maxim Production Co., Inc. For the year ended December 31, 2011	Percentage

Income determined in accord with Rule 1-2(w)(3) of Reg. S-X	$139,077,000	$12,199,000	8.8%
____________________ Based upon the above computation, the Maxim acquisition does not meet the income test as described in Rule 1-2(w)(3).

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses satisfactorily address the issues raised in your letter. We would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (601) 718-4220 should you have any questions or require further information.

Very truly yours,

/s/ Timothy A. Dawson

Timothy A. Dawson
Vice President, Chief Financial Officer, and Treasurer